UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hubbell Incorporated (Name of Issuer)

Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

443510607 (CUSIP Number)

James L. Kronenberg
Bessemer Trust Company, N.A., Trustee
630 Fifth Avenue
New York, NY 10111
212-708-9311

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2015 (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510607

1.	Name of Reporting Person Bessemer Trust Company, N.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,488,460
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,488,460
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,488,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person BK

The following constitutes Amendment No. 2 to the Statement on Schedule 13D (“Schedule 13D”) filed with the Securities and Exchange Commission on June 16, 2014 by the undersigned, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 23, 2015 (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is:

Common Stock, par value $.01 per share.

The name and address of the principal executive offices of the issuer of such securities is:

Hubbell Incorporated
40 Waterview Drive
Shelton, Connecticut 06484

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and restated to read as follows:

On June 6, 2014, BTNA became trustee of the Trusts, pursuant to settlement of litigation between the former trustees and one of the beneficiaries of the Trusts. As part of that settlement agreement, the parties agreed to appoint BTNA as a successor trustee to the Trusts. The Trusts currently hold an aggregate of 3,488,460 shares of the Issuer’s Class A Common Stock.

On August 23, 2015, BTNA, in its capacity as trustee of the Trusts, entered into a reclassification agreement with the Issuer (the “Reclassification Agreement”). Subject to certain terms and conditions, the Reclassification Agreement required the board of directors of the Issuer to recommend that the shareholders of the Issuer approve an amendment and restatement of the Issuer’s certificate of incorporation (the “Proposed Amendments”) and, as described below, required BTNA to support the proposed reclassification. Upon and at the time of the effectiveness of the Proposed Amendments (the “Effective Time”):

•	Each holder of the Class A Common Stock will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock held; and
•
Each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time will be reclassified into one (1) share of common stock of the Issuer, par value $0.01 per share, authorized by the Proposed Amendments and having one (1) vote per share upon all matters brought before any meeting of the shareholders  and would continue in existence as an issued and outstanding share of Common Stock.

On December 23, 2015, the Secretary of the State of the State of Connecticut accepted the Proposed Amendments, and pursuant to the terms of the Reclassification Agreement December 23, 2015 constitutes the Effective Time thereunder. After the Effective Time, the Proposed Amendments resulted in the Trusts receiving a total cash payment of $97,676,880 in respect of its shares of Class A Common Stock, and holding 3,488,460 shares of the Common Stock.

In the Reclassification Agreement, BTNA agreed to certain standstill limitations and obligations (the “Standstill”) that would continue until the second anniversary of the closing of the proposed reclassification contemplated by the Reclassification Agreement. Pursuant to the Standstill, BTNA may not, among other actions specified in the Reclassification Agreement:

•
other than the Class A Common Stock already held by the Trusts and subject to an exception for certain hedging transactions, acquire or beneficially own any shares of Class A Common Stock, Class B Common Stock or other equity securities of the Issuer (including, from and after the closing, any shares of Common Stock) or any options, warrants, swaps, forward contracts or other derivative instruments with respect thereto (each, “Issuer Securities”);

•
make, or in any way participate in, directly or indirectly, any “solicitation” (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, including any otherwise exempt solicitation pursuant to Rule 14a-2(b) under the Securities Exchange Act of 1934) to vote or refrain from voting any Issuer Securities;

•	make any director nomination or shareholder proposal with respect to the Issuer;
•
act, whether alone or with others, to propose or seek to propose any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Issuer, or solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to such transactions;

•	deposit any Issuer Securities in a voting trust or similar arrangement or enter into or subject any Issuer Securities to any voting agreement or similar arrangement;
•	act as a financing source for, or facilitate any financing by, any other person(s) in connection with any of the foregoing; or
•
form or join a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with any person(s) in connection with the taking of any action set forth in the Standstill, or act together with or knowingly encourage any person or group in taking any such actions.

The Standstill does not restrict BTNA or the Trusts from  voting for or against, granting proxies, written consents or ballots in relation to, tendering into or abstaining from taking any action in connection with transactions, proposals or other matters initiated and coordinated by other persons unaffiliated with BTNA and the Trusts and acting independently of, and not in conjunction with or at the behest or instigation of, BTNA and the Trusts.

The description of the Reclassification Agreement set forth above does not purport to be complete and is qualified in its entirety by the full text of the Reclassification Agreement, a copy of which is attached hereto as Exhibits 99.1, and incorporated herein by reference.

In accordance with its obligations and duties as trustees, but subject to the limitations of the Reclassification Agreement and the Standstill, BTNA will evaluate on an ongoing basis the investments of the Trusts, including the shares of Common Stock of the Issuer. Depending on a variety of factors, BTNA may decide to continue to hold or to dispose of some or all of the shares of Common Stock held by the Trusts. As such, BTNA, in its capacity as trustee of the Trusts, reserves the right to review, consider, and evaluate all options with respect to the Trusts’ holdings in the Issuer subject to Reclassification Agreement. These options may include, subject to the Reclassification Agreement, plans or proposals that relate to or would result in any of the transactions, matters, or effects described in Items 4(a) through 4(j) of Schedule 13D. As of the date hereof, BTNA, in its capacity as trustee of the Trusts, does not have any current plans or proposals that relate to or would result in any of the transactions, matters, or effects described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The total number of shares of Common Stock beneficially owned (as defined in Rule 13d-3 of the Act) by BTNA, as of December 23, 2015, is 3,488,460, which is comprised of (i) 2,078,020 shares held as trustee under the Roche Trust as to which BTNA has sole voting and investment power, and (ii) 1,410,440 shares held as trustee under the Hubbell Trust as to which BTNA has sole voting and investment power. The aggregate number of shares of Common Stock beneficially owned by BTNA represent approximately 6.0% of the total outstanding shares of Class A Common Stock (based upon 57,797,817 shares anticipated to be outstanding on December 23, 2015, as reported in Hubbell Incorporated’s Amendment Number 3 to Form S-4 that was filed with the Securities and Exchange Commission on November 19, 2015).

Effective June 6, 2014, as described in Item 4 above, BTNA became trustee of the Roche Trust and of the Hubbell Trust and, as a result, is a reporting person on this Schedule 13D.

The beneficiaries of the Roche Trust are the issue of Harvey Hubbell and their spouses.

The beneficiaries of the Hubbell Trust are the issue of Harvey Hubbell.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and rested to read as follows:

Exhibit 99.1
Reclassification Agreement, dated August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A., in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust, which is filed as Exhibit 99.1 to Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 23, 2015, and is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 28, 2015

Bessemer Trust Company, N.A.

By:	/s/ James L. Kronenberg
Name: James L. Kronenberg Title: Chief Fiduciary Counsel